FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Agreement with US Govt to lower medicine prices

 13 October 2025

AstraZeneca announces historic agreement with US Government to lower the cost of medicines for American patients

Delivers on all four of President Trump's requests reducing cost of medicines

Preserves America's role as a global powerhouse in biopharmaceuticals innovation

AstraZeneca to invest $50bn in manufacturing and R&D to support domestic sourcing

AstraZeneca today announces a historic agreement with President Donald J. Trump's administration to lower the cost of prescription medicines for American patients while preserving America's cutting-edge biopharmaceutical innovation.

At a landmark event at the White House, AstraZeneca CEO Pascal Soriot joined President Trump and members of his Administration to confirm the Company voluntarily met all requests set out in the President's 31 July letter. The Company agrees to a range of measures which will enable American patients to access medicines at prices that are equalized with those available in wealthy countries.

As part of the agreement, AstraZeneca will provide Direct-to-Consumer (DTC) sales to eligible patients with prescriptions for chronic diseases at a discount of up to 80% off list prices. AstraZeneca will participate in the TrumpRx.gov direct purchasing platform, which will allow patients to purchase medicines at a reduced cash price from AstraZeneca.

AstraZeneca has also reached an agreement with the US Department of Commerce to delay Section 232 tariffs for three years, enabling the Company to fully onshore medicines manufacturing so that all of its medicines sold in America are made in America. This will be achieved through the Company's recently announced $50 billion investment in US medicines manufacturing and R&D over the next five years to help deliver $80 billion in Total Revenue by 2030, 50% of which is expected to be generated in the US.

Pascal Soriot, Chief Executive Officer, AstraZeneca, said: "Every year AstraZeneca treats millions of Americans living with cancer and chronic diseases and, as a result of today's agreement, many patients will access life-changing medicines at lower prices. This new approach also helps safeguard America's pioneering role as a global powerhouse in innovation and developing the next generation of medicines. It is now essential other wealthy countries step up their contribution to fund innovation."

AstraZeneca's commitment to the US and American patients is further reflected in the Company's largest single investment in a manufacturing facility to date, where the Company broke ground yesterday in Virginia. This facility will support AstraZeneca's weight management and metabolic portfolio and our leading antibody drug conjugate cancer pipeline. Additionally, a newly expanded manufacturing facility in Coppell, Texas, will officially open next week. Looking ahead, AstraZeneca will open a cell therapy manufacturing facility in Rockville, Maryland early next year and its second major R&D centre in Cambridge, Massachusetts will open in late 2026.

The US is AstraZeneca's largest market by sales and is also home to 19 R&D, manufacturing and commercial sites. The Company's US workforce exceeds more than 25,000 people and supports more than 100,000 jobs overall across the country. In 2025, AstraZeneca created approximately $20 billion of overall value to the American economy.

Notes

AstraZeneca's agreement with US Government

This is the second agreement that a pharmaceutical company has made with the US Department of Health and Human Services to lower the cost of medicines for American patients in the past two weeks. Specific terms of this agreement remain confidential.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca. The contents of AstraZeneca's website do not form part of this document and no one should rely on such websites or the contents thereof in reading this document.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 13 October 2025

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary